UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MOGU Inc.

(Name of Issuer)

Class A Ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

608012100**

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012100 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “MOGU.” Each ADS represents 25 Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608012100

1.	NAMES OF REPORTING PERSON Qiming Corporate GP III, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 159,665,557 (1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 159,665,557 (1)
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,665,557 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Qiming Corporate GP III, Ltd. is the general partner of Qiming Managing Directors Fund III, L.P. and Qiming GP III, L.P. Qiming GP III, L.P. is the general partner of Qiming Venture Partners III, L.P. Qiming Managing Directors Fund III, L.P. and Qiming Venture Partners III, L.P. are the owners of 4,878,678 Class A Ordinary Shares (in the form of ADSs and 3 Class A Ordinary Shares) and 154,786,879 Class A Ordinary Shares (in the form of ADSs and 4 Class A Ordinary Shares), respectively.

(2) The percentage is calculated based upon an aggregate of 2,231,188,475 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

CUSIP No. 608012100

1.	NAMES OF REPORTING PERSON Qiming Managing Directors Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,878,678
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 4,878,678
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,878,678
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(3) The percentage is calculated based upon an aggregate of 2,231,188,475 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

CUSIP No. 608012100

1.	NAMES OF REPORTING PERSON Qiming GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 154,786,879 (4)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 154,786,879 (4)
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,786,879 (4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(5)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(4) Qiming GP III, L.P. is the general partner of Qiming Venture Partners III, L.P., which is the owner of 154,786,879 Class A Ordinary Shares (in the form of ADSs and 4 Class A Ordinary Shares).

(5) The percentage is calculated based upon an aggregate of 2,231,188,475 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

CUSIP No. 608012100

1.	NAMES OF REPORTING PERSON Qiming Venture Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 154,786,879
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 154,786,879
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,786,879
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(6)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(6) The percentage is calculated based upon an aggregate of 2,231,188,475 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

Item 1.

(a)	Name of Issuer MOGU Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices
The Issuer's principal executive office is located at Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road, Xihu District, Hangzhou, 310012, People's Republic of China.

Item 2.

(a)	Name of Person Filing Qiming Corporate GP III, Ltd. Qiming Managing Directors Fund III, L.P. Qiming GP III, L.P. Qiming Venture Partners III, L.P.

(b)	Address of the Principal Office or, if None, Residence
The registered address of each of the Reporting Persons is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)	Citizenship Cayman Islands for all Reporting Persons.

(d)	Title of Class of Securities Class A Ordinary Shares, par value of $0.00001 per share (the "Class A Ordinary Shares").

(e)	CUSIP Number
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012100 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the New York Stock Exchange under the symbol "MOGU." Each ADS represents 25 Class A Ordinary Shares.

Item 3.  Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4.  Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Person and is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Qiming Corporate GP III, Ltd.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund III, L.P.
By: Qiming Corporate GP III, Ltd.,
its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP III, L.P.
By: Qiming Corporate GP III, Ltd.,
its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners III, L.P.
By: Qiming GP III, L.P.,
its General Partner
By: Qiming Corporate GP III, Ltd.,
General Partner of Qiming GP III, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 13, 2019

Qiming Corporate GP III, Ltd.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund III, L.P.
By: Qiming Corporate GP III, Ltd.,
its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP III, L.P.
By: Qiming Corporate GP III, Ltd.,
its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners III, L.P.
By: Qiming GP III, L.P.,
its General Partner
By: Qiming Corporate GP III, Ltd.,
General Partner of Qiming GP III, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory